EXHIBIT 12.1

MASTERCARD INCORPORATED
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended	Years Ended December 31,
	March 31, 2015	2014	2013	2012	2011	2010
	(in millions, except ratios)
Pre-tax income (loss) before adjustment for non-controlling interests	$1,340	$5,082	$4,502	$3,932	$2,746	$2,757
Loss attributable to non-controlling interests and equity investments	8	27	37	25	18	1
Add: Fixed charges	18	50	20	25	29	56
Earnings (loss)	$1,366	$5,159	$4,559	$3,982	$2,793	$2,814
Fixed charges:
Interest expense	$17	$48	$14	$20	$25	$52
Portion of rental expense under operating leases deemed to be the equivalent of interest [1]	1	2	6	5	4	4
Total fixed charges	$18	$50	$20	$25	$29	$56
Ratio of earnings to fixed charges	75.9	103.2	228.0	159.3	96.3	50.3

1 Portion of rental expense under operating leases deemed to be the equivalent of interest at an appropriate interest factor.